EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors

ViroPharma Incorporated:

We consent to the use of our report dated February 6, 2004, except as to the eighth sentence of the last paragraph of Note 13, which is as of March 9, 2004, with respect to the consolidated balance sheets of ViroPharma Incorporated and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit) and cash flows, for each of the years in the three-year period ended December 31, 2003 and for the period from December 5, 1994 (Inception) to December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 25, 2005